BANK INVESTMENT FUND   LIQUIDITY FUND
REPORT ON COMPLIANCE WITH CERTAIN RULES UNDER
THE INVESTMENT COMPANY ACT OF 1940




Independent Auditors Report


BOARD OF DIRECTORS
Bank Investment Fund  Liquidity Fund and
The Securities and Exchange Commission

We have examined managements assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Bank Investment Fund Liquidity Fund (the Fund) complied with the requirements of subsection (b) and (c) of rule 17-f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2003.
Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2003, with respect to securities of Bank Investment Fund Liquidity Fund

Confirmation of all securities held by institutions in book entry form by Citizens Bank, Fleet Bank, and Peoples Bank.

Reconciliation of all such securities to the books and records of the Fund.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, managements assertion that Bank Investment Fund
Liquidity Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Bank Investment Fund Liquidity Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Parent McLaughlin & Nangle
Certified Public Accountants


January 21, 2004



Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940





We, as members of management of Bank Investment Fund  Liquidity Fund (the
Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2003, and from September 12, 2003 through December 31, 2003.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, and from
September 12, 2003 through December 31, 2003, with respect to securities reflected in the investment account of the Fund.



Bank Investment Fund  Liquidity Fund


By:
      William F. Casey, Jr.
      President and Chief Executive Officer